Exhibit 99.1

Atour Lifestyle Holdings Limited Appoints New Co-Chief Financial Officer

SHANGHAI, July 20, 2023 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced the appointment of Mr. Jianfeng Wu as Co- Chief Financial Officer of the Company, effective upon today. Mr. Wu will be primarily responsible for overseeing the Company’s capital market matters, including investor relations and financing management, as well as providing administrative and other support to the Board and assisting in daily operations.

Prior to joining Atour, Mr. Wu spent eight years with CMB International Capital Limited, where he has served as a Managing Director, a member of Investment Banking Business Management Committee and the Head of Consumer sector in the Corporate Finance Department. Prior to joining CMBI in 2015, Mr. Wu also served in the Investment Banking Division of UBS Securities Co. Limited since 2008. He received his Bachelor’s Degree in Economics from the School of Economics and Management of Tsinghua University in 2008.

“I am thrilled to welcome Mr. Wu to Atour’s senior management team,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “As a seasoned professional with a distinguished career in both domestic and foreign capital markets, Mr. Wu will bring extensive financial experience and leadership to our company. I look forward to our collaboration as we advance our business and capital market strategies.”

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677